FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                     Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 25 November 2005	By	/s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 October 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(02 October 2006)
Company issues AGM statement. (17 October 2006)

Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse (Europe) Limited. (02 October 2006)	Company announces results of AGM. (18 October 2006)

Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse (Europe) Limited. (03 October 2006)	Company purchases its own securities for holding in treasury through Credit Suisse (Europe) Limited to satisfy grants made under employee share plans. (18 October 2006)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (04 October 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (19 October 2006)

Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse (Europe) Limited to satisfy grants made under employee share plans. (04 October 2006)	The Capital Group Companies, Inc notifies the Company of its interest. (20 October 2006)

Announcement	Announcement
Barclays PLC notifies the Company of its interests. (05 October 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (20 October 2006)

Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse (Europe) Limited to satisfy grants made under employee share plans. (05 October 2006)	Mr Walsh and a person discharging managerial responsibility inform the Company of their beneficial interests. Company notified of transfer of shares by Employee Benefit Trust. (25 October 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (06 October 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (25 October 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (09 October 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (25 October 2006)

Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 October 2006)
Mr Walsh informs the Company of his beneficial interest. Company notified of transfer of shares by the Employee Benefit Trust. (27 October 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (10 October 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (27 October 2006)

Announcement	Announcement
Mr WS Shanahan informs the Company of his beneficial interests. (11 October 2005)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (27 October 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (11 October 2006)	Lord Blyth, Messrs Rose and JR Symonds inform the Company of their beneficial interests. (30 October 2006)

Announcement	Announcement
The Capital Group Companies, Inc notifies the Company of its interest. (12 October 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (30 October 2006)

Announcement	Announcement
Persons Discharging Managerial Responsibilities inform the company of their beneficial interests. (13 October 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (31 October 2006)

Announcement
Company announces Annual Information Update. (16 October 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:34 02-Oct-06
Number	PRNUK-0210
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1) it received notification on 2 October 2006 that the following directors and Persons Discharging Managerial Responsibilities (‘PDMR’), together with other eligible employees, were awarded ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 2 October 2006 under the Diageo Share Incentive Plan (the ‘Plan’), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares

N C Rose	318

P S Walsh	318

Name of PDMR

S Fletcher	318

J Grover	318

A Morgan	318

G Williams	318

The Ordinary Shares were awarded at no cost to Plan participants (‘Freeshares’), to a value based on a percentage of the participant’s salary on 30 June 2006 and the Company’s profits for the financial year ended 30 June 2006, subject to a maximum per Plan participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.
As a result of the above, the directors’ and PDMRs’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of Diageo group employee share trusts) are as follows:

Name of Director	No. of Ordinary Shares

N C Rose	295,047

P S Walsh	563,415

Name of PDMR

S Fletcher	110,255

J Grover	152,396

A Morgan	141,887

G Williams	189,076	*
(*of which 5,559 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares).
2 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 02-Oct-06
Number	8289J
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 943.19 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 278,141,939 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,766,397,158.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 03-Oct-06
Number	9096J
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,350,000 ordinary shares at a price of 937.85 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 279,491,939 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,765,047,158.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:35 04-Oct-06
Number	PRNUK-0410
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 75 ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 936.32 pence per share.
Following this release, the Company holds 279,491,864 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,765,047,233.
4 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 04-Oct-06
Number	9732J
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,050,000 ordinary shares at a price of 941.1 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 280,011,864 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,764,527,233.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:42 05-Oct-06
Number	PRNUK-0510
TO: Regulatory Information Service
     PR Newswire
RE: CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 4 October 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC (‘Barclays’) that as at 29 September 2006 Barclays had, through its legal entities, decreased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 94,335,665 Ordinary Shares, representing 3.41 per cent. of the issued share capital. The issued share capital of the Company as at 29 September 2006 was 2,766,997,158 excluding 277,541,939 Ordinary Shares held as Treasury Shares.
5 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 05-Oct-06
Number	0477K
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,034,685 ordinary shares at a price of 951.44 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 280,011,864 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,764,527,233.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 06-Oct-06
Number	1236K
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 952.72 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 09-Oct-06
Number	2000K
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 950.98 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:42 10-Oct-06
Number	PRNUK-1010

TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 October 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 October 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	21

P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 October 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	21

J Grover	21

A Morgan	21

G Williams	21

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.485.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	295,068

P S Walsh	563,436

Name of PDMR

S Fletcher	110,276

J Grover	152,417

A Morgan	141,908

G Williams	189,097	*
(* of which 5,559 are held in the form of ADSs. 1 ADS is the equivalent of 4 Ordinary Shares.)

3. It received notification on 10 October 2006 from Lord Blyth, a director of the Company, that he has purchased 1,048 Ordinary Shares on 10 October 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.485.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 132,218.
4. It received notification on 10 October 2006 from Todd Stitzer, a director of the Company, that he has purchased 105 Ordinary Shares on 10 October 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.485.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,427.
10 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 10-Oct-06
Number	2583K

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 946.65 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:00 11-Oct-06
Number	PRNUK-1110
TO: Regulatory Information Service
       PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that on 11 October 2006 Mr WS Shanahan, a director, notified the Company that on 10 October 2006, he purchased 2,000 American Depository Shares in the Company (‘ADS’)* at a price per ADS of $71.91.
As a result of the above transaction, Mr Shanahan’s interest in the Company’s Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) has increased to 25,155 (held as ADSs).
(*1 ADS is the equivalent of 4 Ordinary Shares)
11 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:03 11-Oct-06
Number	3392K
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 850,000 ordinary shares at a price of 950.19 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:25 12-Oct-06
Number	PRNUK-1210
TO: Regulatory Information Service
      PR Newswire
RE: CHAPTER 9 PARAGRAPH 9.6.7
      THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 12 October 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from The Capital Group Companies, Inc (‘Capital’) that as at 10 October 2006 Capital had, through its legal entities, increased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 138,215,551 Ordinary Shares, representing 5.00 per cent. of the issued share capital. The issued share capital of the Company as at 10 October 2006 was 2,764,527,233 excluding 280,011,864 Ordinary Shares held as Treasury Shares.
12 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:19 13-Oct-06
Number	PRNUK-1310
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below were received under Paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that the Persons Discharging Managerial Responsibilities (‘PDMRs’) named below were, on 13 October 2006, granted options to subscribe for ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Company’s UK Sharesave Scheme, namely:

	No. of Ordinary
Name of PDMR	Shares	Dates Option Exercisable between

SR Fletcher	761	1 December 2009 and 31 May 2010

G Williams	2,197	1 December 2011 and 31 May 2012
Each option has been granted at a price of £7.45 per Ordinary Share.
13 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Information Update
Released	09:28 16-Oct-06
Number	PRNUK-1610

TO: Regulatory Information Service
     PR Newswire

RE:	CHAPTER 5, PARAGRAPH 5.2 OF THE PROSPECTUS RULES
Annual Information Update for the 12 months up to and including 27 September 2006.
Diageo plc (the ‘Company’) announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.
The following UK regulatory announcements have been made via a Regulatory Information Service.

07/10/2005 14:55	Diageo PLC	Annual Information Update

07/10/2005 17:12	Diageo PLC	Transaction in Own Shares

10/10/2005 15:35	Diageo PLC	Director/PDMR Shareholding

10/10/2005 17:04	Diageo PLC	Transaction in Own Shares

11/10/2005 17:05	Diageo PLC	Transaction in Own Shares

13/10/2005 13:16	Diageo PLC	Director/PDMR Shareholding

18/10/2005 14:00	Diageo PLC	AGM Statement

19/10/2005 15:45	Diageo PLC	Result of AGM

19/10/2005 17:28	Diageo PLC	Transaction in Own Shares

19/10/2005 17:30	Diageo PLC	Diageo not to acquire Montana

20/10/2005 16:57	Diageo PLC	Transaction in Own Shares

21/10/2005 16:36	Diageo PLC	Transaction in Own Shares

25/10/2005 16:54	Diageo PLC	Transaction in Own Shares

26/10/2005 07:00	Diageo PLC	Diageo Launches Bond

26/10/2005 16:43	Diageo PLC	Transaction in Own Shares

27/10/2005 15:18	Diageo PLC	Director/PDMR Shareholding

27/10/2005 16:53	Diageo PLC	Transaction in Own Shares

28/10/2005 16:56	Diageo PLC	Transaction in Own Shares

31/10/2005 17:00	Diageo PLC	Transaction in Own Shares

01/11/2005 14:13	Diageo PLC	Holding(s) in Company

01/11/2005 16:43	Diageo PLC	Transaction in Own Shares

02/11/2005 16:54	Diageo PLC	Transaction in Own Shares

03/11/2005 16:53	Diageo PLC	Transaction in Own Shares

04/11/2005 17:07	Diageo PLC	Transaction in Own Shares

07/11/2005 17:55	Diageo PLC	Transaction in Own Shares

08/11/2005 17:34	Diageo PLC	Transaction in Own Shares

09/11/2005 10:09	Diageo PLC	2005 IFRS Information

09/11/2005 17:45	Diageo PLC	Transaction in Own Shares

10/11/2005 15:21	Diageo PLC	Director/PDMR Shareholding

10/11/2005 17:31	Diageo PLC	Transaction in Own Shares

11/11/2005 17:38	Diageo PLC	Transaction in Own Shares

14/11/2005 17:36	Diageo PLC	Transaction in Own Shares

15/11/2005 07:02	Diageo PLC	Diageo Investor Conference

15/11/2005 15:05	Diageo PLC	Holding(s) in Company

15/11/2005 17:27	Diageo PLC	Transaction in Own Shares

16/11/2005 17:41	Diageo PLC	Transaction in Own Shares

17/11/2005 18:00	Diageo PLC	Transaction in Own Shares

18/11/2005 15:52	Diageo PLC	Holding(s) in Company

18/11/2005 18:03	Diageo PLC	Transaction in Own Shares

21/11/2005 12:54	Diageo PLC	Director/PDMR Shareholding

21/11/2005 17:41	Diageo PLC	Transaction in Own Shares

22/11/2005 17:45	Diageo PLC	Transaction in Own Shares

23/11/2005 17:13	Diageo PLC	Transaction in Own Shares

24/11/2005 10:01	Diageo PLC	Director/PDMR Shareholding

25/11/2005 17:44	Diageo PLC	Transaction in Own Shares

28/11/2005 17:55	Diageo PLC	Transaction in Own Shares

29/11/2005 17:49	Diageo PLC	Transaction in Own Shares

30/11/2005 17:54	Diageo PLC	Transaction in Own Shares

01/12/2005 13:37	Diageo PLC	Director/PDMR Shareholding

01/12/2005 18:12	Diageo PLC	Transaction in Own Shares

02/12/2005 17:40	Diageo PLC	Transaction in Own Shares

05/12/2005 17:38	Diageo PLC	Transaction in Own Shares

06/12/2005 13:13	Diageo PLC	Director/PDMR Shareholding

06/12/2005 17:37	Diageo PLC	Transaction in Own Shares

07/12/2005 14:00	Diageo PLC	Directorate Change

07/12/2005 17:41	Diageo PLC	Transaction in Own Shares

08/12/2005 18:03	Diageo PLC	Transaction in Own Shares

09/12/2005 17:46	Diageo PLC	Transaction in Own Shares

12/12/2005 14:04	Diageo PLC	Director/PDMR Shareholding

12/12/2005 18:00	Diageo PLC	Transaction in Own Shares

13/12/2005 12:38	Diageo PLC	Director Declaration

13/12/2005 17:36	Diageo PLC	Transaction in Own Shares

14/12/2005 18:10	Diageo PLC	Transaction in Own Shares

15/12/2005 17:39	Diageo PLC	Transaction in Own Shares

16/12/2005 18:03	Diageo PLC	Transaction in Own Shares

19/12/2005 17:08	Diageo PLC	Transaction in Own Shares

20/12/2005 17:48	Diageo PLC	Transaction in Own Shares

21/12/2005 17:26	Diageo PLC	Transaction in Own Shares

22/12/2005 17:44	Diageo PLC	Transaction in Own Shares

23/12/2005 11:02	Diageo PLC	Annual Report and Accounts

23/12/2005 13:12	Diageo PLC	Transaction in Own Shares

30/12/2005 08:00	Diageo PLC	Share Buy Back Programme

03/01/2006 17:22	Diageo PLC	Transaction in Own Shares

04/01/2006 16:56	Diageo PLC	Transaction in Own Shares

05/01/2006 17:24	Diageo PLC	Transaction in Own Shares

06/01/2006 14:36	Diageo PLC	Holding(s) in Company

06/01/2006 17:05	Diageo PLC	Transaction in Own Shares

10/01/2006 07:00	Diageo PLC	Transaction in Own Shares

10/01/2006 11:41	Diageo PLC	Director/PDMR Shareholding

10/01/2006 17:25	Diageo PLC	Transaction in Own Shares

11/01/2006 17:32	Diageo PLC	Transaction in Own Shares

12/01/2006 17:26	Diageo PLC	Transaction in Own Shares

13/01/2006 17:20	Diageo PLC	Transaction in Own Shares

16/01/2006 17:07	Diageo PLC	Transaction in Own Shares

17/01/2006 17:41	Diageo PLC	Transaction in Own Shares

18/01/2006 17:13	Diageo PLC	Transaction in Own Shares

19/01/2006 17:48	Diageo PLC	Transaction in Own Shares

20/01/2006 17:07	Diageo PLC	Transaction in Own Shares

24/01/2006 17:11	Diageo PLC	Transaction in Own Shares

25/01/2006 17:16	Diageo PLC	Transaction in Own Shares

26/01/2006 17:00	Diageo PLC	Transaction in Own Shares

26/01/2006 17:01	Diageo PLC	Transaction in Own Shares

27/01/2006 17:30	Diageo PLC	Transaction in Own Shares

30/01/2006 16:17	Diageo PLC	Holding(s) in Company

30/01/2006 16:39	Diageo PLC	Transaction in Own Shares

01/02/2006 07:50	Diageo PLC	Transaction in Own Shares

01/02/2006 16:48	Diageo PLC	Transaction in Own Shares

02/02/2006 17:07	Diageo PLC	Transaction in Own Shares

03/02/2006 16:46	Diageo PLC	Transaction in Own Shares

06/02/2006 17:54	Diageo PLC	Transaction in Own Shares

07/02/2006 17:15	Diageo PLC	Transaction in Own Shares

08/02/2006 16:47	Diageo PLC	Transaction in Own Shares

09/02/2006 16:51	Diageo PLC	Transaction in Own Shares

10/02/2006 11:43	Diageo PLC	Director/PDMR Shareholding

10/02/2006 17:21	Diageo PLC	Transaction in Own Shares

13/02/2006 16:59	Diageo PLC	Transaction in Own Shares

14/02/2006 09:38	Diageo PLC	Blocklisting — Interim Review

14/02/2006 16:56	Diageo PLC	Transaction in Own Shares

15/02/2006 17:24	Diageo PLC	Transaction in Own Shares

16/02/2006 07:00	Diageo PLC	Interim Results

16/02/2006 17:21	Diageo PLC	Transaction in Own Shares

17/02/2006 17:37	Diageo PLC	Transaction in Own Shares

20/02/2006 15:20	Diageo PLC	Director/PDMR Shareholding

20/02/2006 17:50	Diageo PLC	Transaction in Own Shares

21/02/2006 18:02	Diageo PLC	Transaction in Own Shares

22/02/2006 14:52	Diageo PLC	Director/PDMR Shareholding

22/02/2006 17:57	Diageo PLC	Transaction in Own Shares

23/02/2006 17:19	Diageo PLC	Transaction in Own Shares

24/02/2006 18:12	Diageo PLC	Transaction in Own Shares

27/02/2006 09:18	Diageo PLC	Strategic partnership

27/02/2006 17:36	Diageo PLC	Transaction in Own Shares

28/02/2006 17:50	Diageo PLC	Transaction in Own Shares

01/03/2006 18:11	Diageo PLC	Transaction in Own Shares

02/03/2006 08:51	Diageo PLC	Director/PDMR Shareholding

02/03/2006 18:10	Diageo PLC	Transaction in Own Shares

03/03/2006 14:23	Diageo PLC	Director/PDMR Shareholding

03/03/2006 18:13	Diageo PLC	Transaction in Own Shares

06/03/2006 17:23	Diageo PLC	Transaction in Own Shares

07/03/2006 17:51	Diageo PLC	Transaction in Own Shares

08/03/2006 17:45	Diageo PLC	Transaction in Own Shares

09/03/2006 09:31	Diageo PLC	Director/PDMR Shareholding

09/03/2006 17:31	Diageo PLC	Transaction in Own Shares

10/03/2006 13:43	Diageo PLC	Director/PDMR Shareholding

10/03/2006 17:51	Diageo PLC	Transaction in Own Shares

13/03/2006 15:26	Diageo PLC	Publication of Prospectus

13/03/2006 17:39	Diageo PLC	Transaction in Own Shares

14/03/2006 13:26	Diageo PLC	Director/PDMR Shareholding

14/03/2006 17:47	Diageo PLC	Transaction in Own Shares

15/03/2006 13:01	Diageo PLC	Director/PDMR Shareholding

15/03/2006 17:26	Diageo PLC	Transaction in Own Shares

16/03/2006 17:39	Diageo PLC	Transaction in Own Shares

17/03/2006 17:42	Diageo PLC	Transaction in Own Shares

20/03/2006 17:41	Diageo PLC	Transaction in Own Shares

21/03/2006 16:57	Diageo PLC	Transaction in Own Shares

22/03/2006 18:00	Diageo PLC	Transaction in Own Shares

23/03/2006 17:37	Diageo PLC	Transaction in Own Shares

24/03/2006 14:30	Diageo PLC	Director/PDMR Shareholding

24/03/2006 17:43	Diageo PLC	Transaction in Own Shares

27/03/2006 08:59	Diageo PLC	Diageo funding for UK pension

27/03/2006 14:57	Diageo PLC	Director/PDMR Shareholding

27/03/2006 16:49	Diageo PLC	Transaction in Own Shares

28/03/2006 07:00	Diageo PLC	$400m FRN & $600m Bond Launch

28/03/2006 18:10	Diageo PLC	Transaction in Own Shares

29/03/2006 18:10	Diageo PLC	Transaction in Own Shares

30/03/2006 12:13	Diageo PLC	Holding(s) in Company

30/03/2006 18:10	Diageo PLC	Transaction in Own Shares

31/03/2006 17:31	Diageo PLC	Transaction in Own Shares

03/04/2006 17:57	Diageo PLC	Transaction in Own Shares

04/04/2006 17:33	Diageo PLC	Transaction in Own Shares

05/04/2006 17:11	Diageo PLC	Transaction in Own Shares

10/04/2006 14:50	Diageo PLC	Director/PDMR Shareholding

10/04/2006 17:34	Diageo PLC	Transaction in Own Shares

11/04/2006 18:00	Diageo PLC	Transaction in Own Shares

12/04/2006 12:45	Diageo PLC	Director/PDMR Shareholding

13/04/2006 17:56	Diageo PLC	Transaction in Own Shares

18/04/2006 17:55	Diageo PLC	Transaction in Own Shares-Rep

18/04/2006 18:01	Diageo PLC	Transaction in Own Shares

19/04/2006 18:06	Diageo PLC	Transaction in Own Shares

20/04/2006 18:02	Diageo PLC	Transaction in Own Shares

21/04/2006 13:16	Diageo PLC	Director/PDMR Shareholding

21/04/2006 18:27	Diageo PLC	Transaction in Own Shares-Amd

24/04/2006 18:07	Diageo PLC	Transaction in Own Shares

25/04/2006 18:05	Diageo PLC	Transaction in Own Shares

26/04/2006 15:22	Diageo PLC	Director/PDMR Shareholding

26/04/2006 18:13	Diageo PLC	Transaction in Own Shares

27/04/2006 17:33	Diageo PLC	Transaction in Own Shares

28/04/2006 11:00	Diageo PLC	Transaction in Own Shares

28/04/2006 18:03	Diageo PLC	Transaction in Own Shares

02/05/2006 18:10	Diageo PLC	Transaction in Own Shares

03/05/2006 12:31	Diageo PLC	Director/PDMR Shareholding

03/05/2006 18:10	Diageo PLC	Transaction in Own Shares

04/05/2006 17:49	Diageo PLC	Transaction in Own Shares

05/05/2006 14:39	Diageo PLC	Transaction in Own Shares

05/05/2006 18:06	Diageo PLC	Transaction in Own Shares

08/05/2006 17:52	Diageo PLC	Transaction in Own Shares

09/05/2006 18:03	Diageo PLC	Transaction in Own Shares

10/05/2006 12:56	Diageo PLC	Transaction in Own Shares

10/05/2006 14:45	Diageo PLC	Director/PDMR Shareholding

10/05/2006 18:10	Diageo PLC	Transaction in Own Shares

11/05/2006 17:58	Diageo PLC	Transaction in Own Shares

12/05/2006 14:52	Diageo PLC	Transaction in Own Shares

12/05/2006 17:59	Diageo PLC	Transaction in Own Shares

15/05/2006 14:10	Diageo PLC	Director/PDMR Shareholding

15/05/2006 14:44	Diageo PLC	Transaction in Own Shares

15/05/2006 18:05	Diageo PLC	Transaction in Own Shares

16/05/2006 18:01	Diageo PLC	Transaction in Own Shares

17/05/2006 12:31	Diageo PLC	Transaction in Own Shares

17/05/2006 17:58	Diageo PLC	Transaction in Own Shares

18/05/2006 18:16	Diageo PLC	Transaction in Own Shares

19/05/2006 14:19	Diageo PLC	Transaction in Own Shares

19/05/2006 17:39	Diageo PLC	Transaction in Own Shares

22/05/2006 18:09	Diageo PLC	Transaction in Own Shares

23/05/2006 18:18	Diageo PLC	Transaction in Own Shares

24/05/2006 14:37	Diageo PLC	Transaction in Own Shares

24/05/2006 18:24	Diageo PLC	Transaction in Own Shares

25/05/2006 18:07	Diageo PLC	Transaction in Own Shares

26/05/2006 14:38	Diageo PLC	Transaction in Own Shares

26/05/2006 18:10	Diageo PLC	Transaction in Own Shares

30/05/2006 17:35	Diageo PLC	Transaction in Own Shares

31/05/2006 14:14	Diageo PLC	Transaction in Own Shares

31/05/2006 18:16	Diageo PLC	Transaction in Own Shares

01/06/2006 18:11	Diageo PLC	Transaction in Own Shares

02/06/2006 14:02	Diageo PLC	Director/PDMR Shareholding

02/06/2006 15:20	Diageo PLC	Transaction in Own Shares

02/06/2006 18:21	Diageo PLC	Transaction in Own Shares

05/06/2006 17:55	Diageo PLC	Transaction in Own Shares

06/06/2006 18:05	Diageo PLC	Transaction in Own Shares

07/06/2006 17:50	Diageo PLC	Transaction in Own Shares

08/06/2006 18:11	Diageo PLC	Transaction in Own Shares

09/06/2006 17:53	Diageo PLC	Transaction in Own Shares

12/06/2006 17:08	Diageo PLC	Transaction in Own Shares

13/06/2006 09:22	Diageo PLC	Director/PDMR Shareholding

13/06/2006 18:28	Diageo PLC	Transaction in Own Shares

14/06/2006 18:18	Diageo PLC	Transaction in Own Shares

15/06/2006 12:09	Diageo PLC	Diageo to issue TradingUpdate

15/06/2006 18:17	Diageo PLC	Transaction in Own Shares

16/06/2006 18:10	Diageo PLC	Transaction in Own Shares

19/06/2006 16:59	Diageo PLC	Transaction in Own Shares

20/06/2006 17:55	Diageo PLC	Transaction in Own Shares

21/06/2006 16:57	Diageo PLC	Transaction in Own Shares

22/06/2006 16:51	Diageo PLC	Transaction in Own Shares

23/06/2006 12:45	Diageo PLC	Transaction in Own Shares

23/06/2006 17:08	Diageo PLC	Transaction in Own Shares

26/06/2006 17:17	Diageo PLC	Transaction in Own Shares

27/06/2006 16:48	Diageo PLC	Transaction in Own Shares

28/06/2006 16:54	Diageo PLC	Transaction in Own Shares

29/06/2006 07:00	Diageo PLC	Trading Statement

30/06/2006 11:04	Diageo PLC	Transaction in Own Shares

30/06/2006 12:23	Diageo PLC	Transaction in Own Shares

30/06/2006 17:15	Diageo PLC	Transaction in Own Shares

03/07/2006 17:29	Diageo PLC	Transaction in Own Shares

04/07/2006 17:22	Diageo PLC	Transaction in Own Shares

05/07/2006 15:13	Diageo PLC	Transaction in Own Shares

05/07/2006 17:06	Diageo PLC	Transaction in Own Shares

06/07/2006 17:40	Diageo PLC	Transaction in Own Shares

07/07/2006 17:07	Diageo PLC	Transaction in Own Shares

10/07/2006 14:15	Diageo PLC	Director/PDMR Shareholding

10/07/2006 17:15	Diageo PLC	Transaction in Own Shares

11/07/2006 17:05	Diageo PLC	Transaction in Own Shares

12/07/2006 13:10	Diageo PLC	Transaction in Own Shares

12/07/2006 16:44	Diageo PLC	Transaction in Own Shares

14/07/2006 10:46	Diageo PLC	Transaction in Own Shares

14/07/2006 14:32	Diageo PLC	Transaction in Own Shares

14/07/2006 17:02	Diageo PLC	Transaction in Own Shares

17/07/2006 17:12	Diageo PLC	Transaction in Own Shares

18/07/2006 17:08	Diageo PLC	Transaction in Own Shares

19/07/2006 17:33	Diageo PLC	Transaction in Own Shares

20/07/2006 17:33	Diageo PLC	Transaction in Own Shares

21/07/2006 16:53	Diageo PLC	Transaction in Own Shares

24/07/2006 16:57	Diageo PLC	Transaction in Own Shares

25/07/2006 16:42	Diageo PLC	Transaction in Own Shares

26/07/2006 13:47	Diageo PLC	Transaction in Own Shares

26/07/2006 17:00	Diageo PLC	Transaction in Own Shares

27/07/2006 16:50	Diageo PLC	Transaction in Own Shares

28/07/2006 14:09	Diageo PLC	Transaction in Own Shares

28/07/2006 17:12	Diageo PLC	Transaction in Own Shares

31/07/2006 17:17	Diageo PLC	Transaction in Own Shares

01/08/2006 16:50	Diageo PLC	Transaction in Own Shares

02/08/2006 12:52	Diageo PLC	Holding(s) in Company

03/08/2006 07:59	Diageo PLC	Transaction in Own Shares

03/08/2006 16:47	Diageo PLC	Transaction in Own Shares

04/08/2006 15:43	Diageo PLC	Transaction in Own Shares

04/08/2006 16:52	Diageo PLC	Transaction in Own Shares

07/08/2006 17:26	Diageo PLC	Transaction in Own Shares

08/08/2006 17:07	Diageo PLC	Transaction in Own Shares

09/08/2006 13:51	Diageo PLC	Transaction in Own Shares

09/08/2006 17:06	Diageo PLC	Transaction in Own Shares

10/08/2006 14:35	Diageo PLC	Director/PDMR Shareholding

10/08/2006 17:34	Diageo PLC	Transaction in Own Shares

11/08/2006 13:58	Diageo PLC	Transaction in Own Shares

11/08/2006 16:49	Diageo PLC	Transaction in Own Shares

12/08/2006 17:55	Diageo PLC	Director/PDMR Shareholding

12/08/2006 17:56	Diageo PLC	Transaction in Own Shares

14/08/2006 15:43	Diageo PLC	Transaction in Own Shares

14/08/2006 17:11	Diageo PLC	Transaction in Own Shares

15/08/2006 10:34	Diageo PLC	Blocklisting — Interim Review

15/08/2006 17:57	Diageo PLC	Transaction in Own Shares

16/08/2006 15:02	Diageo PLC	Transaction in Own Shares

16/08/2006 17:09	Diageo PLC	Transaction in Own Shares

17/08/2006 17:28	Diageo PLC	Transaction in Own Shares

18/08/2006 14:12	Diageo PLC	Transaction in Own Shares

18/08/2006 16:54	Diageo PLC	Transaction in Own Shares

21/08/2006 17:14	Diageo PLC	Transaction in Own Shares

23/08/2006 13:36	Diageo PLC	Transaction in Own Shares

23/08/2006 17:30	Diageo PLC	Transaction in Own Shares

24/08/2006 16:52	Diageo PLC	Transaction in Own Shares

25/08/2006 14:51	Diageo PLC	Transaction in Own Shares

25/08/2006 18:07	Diageo PLC	Transaction in Own Shares

29/08/2006 17:12	Diageo PLC	Transaction in Own Shares

30/08/2006 13:22	Diageo PLC	Transaction in Own Shares

31/08/2006 07:00	Diageo PLC	Preliminary Results

31/08/2006 15:08	Diageo PLC	Holding(s) in Company

01/09/2006 07:00	Diageo PLC	Transaction in Own Shares

01/09/2006 16:59	Diageo PLC	Transaction in Own Shares

04/09/2006 17:17	Diageo PLC	Transaction in Own Shares

05/09/2006 15:05	Diageo PLC	Director/PDMR Shareholding

05/09/2006 17:00	Diageo PLC	Transaction in Own Shares

06/09/2006 15:38	Diageo PLC	Transaction in Own Shares

06/09/2006 16:46	Diageo PLC	Transaction in Own Shares

07/09/2006 17:45	Diageo PLC	Transaction in Own Shares

08/09/2006 17:37	Diageo PLC	Transaction in Own Shares

11/09/2006 15:36	Diageo PLC	Director/PDMR Shareholding

11/09/2006 17:12	Diageo PLC	Transaction in Own Shares

12/09/2006 15:46	Diageo PLC	Director/PDMR Shareholding

13/09/2006 07:00	Diageo PLC	Transaction in Own Shares

13/09/2006 16:35	Diageo PLC	Transaction in Own Shares

13/09/2006 17:49	Diageo PLC	Transaction in Own Shares

15/09/2006 15:04	Diageo PLC	Holding(s) in Company

19/09/2006 15:56	Diageo PLC	Director/PDMR Shareholding

19/09/2006 17:17	Diageo PLC	Transaction in Own Shares

20/09/2006 14:08	Diageo PLC	Annual Report and Accounts

20/09/2006 15:54	Diageo PLC	Transaction in Own Shares

20/09/2006 17:50	Diageo PLC	Transaction in Own Shares

21/09/2006 17:24	Diageo PLC	Transaction in Own Shares

22/09/2006 17:44	Diageo PLC	Transaction in Own Shares

25/09/2006 16:58	Diageo PLC	Transaction in Own Shares

26/09/2006 18:00	Diageo PLC	Transaction in Own Shares

27/09/2006 13:38	Diageo PLC	Transaction in Own Shares
Details of all regulatory announcements can be found in full on the Company’s price page of the London Stock Exchange website at www.londonstockexchange.com. This information was submitted to other EEA States in compliance with the Company’s obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on regulated markets in Ireland and France.

The Company also submitted filings to the Securities and Exchange Commission (‘SEC’) in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC’s website at www.sec.gov
The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors, amendments to the Memorandum and Articles of Association and the purchase of its own shares which were either cancelled or held as treasury shares. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk.
The Company’s Annual Report for the period ending 30 June 2006 (which was filed with the UKLA Document Viewing Facility on 20 September 2006) can be found on the Company’s website, as can the Interim Report 2006 published on 10 March 2006 and the 2006 AGM documents.
Further information regarding the Company and its activities is available at www.diageo.com
A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company’s registered office:
The Company Secretarial Department
Diageo plc
8 Henrietta Place
London
W1G 0NB
In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.
John Nicholls
Deputy Company Secretary

5 October 2006
END

Company	Diageo PLC
TIDM Headline Released	DGE AGM Statement 12:00 17-Oct-06
Number	5770K
17 October 2006
DIAGEO CONFIRMS GUIDANCE FOR ORGANIC OPERATING PROFIT GROWTH OF AT LEAST 7% FOR 2007 FISCAL YEAR.
Diageo will hold its AGM at 2.30pm today at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. At the meeting Paul Walsh, Chief Executive of Diageo, will make the following comments on the current financial year:
‘At our results presentation in August I said we expected organic net sales growth in the 2007 fiscal year to be in line with the 6% we achieved in the year ended June 2006 and that we planned to deliver organic operating profit growth of at least 7% for the fiscal year ending June 2007.
‘Trading in the first quarter supports that guidance and therefore we reiterate that fiscal 07 guidance this afternoon.
‘In North America, in this first quarter Diageo has again gained share in a beverage alcohol market which continues to benefit from positive demographics and the consumer’s preference for premium brands.
‘In Europe we have delivered a stronger performance in continental Europe and double digit top line growth in Russia but this has been offset by weakness in the Spanish premium drinks market and slower sales of Guinness in Ireland and Great Britain.
‘In International we have delivered further strong top line growth in the first quarter. While our Middle East and global travel business has faced some specific challenges in the quarter this was offset by continued strong growth in Latin America.

‘We ended the 2006 fiscal year with well-positioned brands and a more efficient and effective organisation and we will build on those achievements in the current fiscal year. We believe that this is the platform from which Diageo can consistently deliver our top and bottom line goals. ‘
-ends-
For further information

Investors enquiries:	Sandra Moura +44 (20) 7927 4326

Darren Jones +44 (20) 7927 4223

Kelly Padgett +1 202 715 1110

investor.relations@diageo.com

Media enquiries:	Isabelle Thomas +44 (20) 7927 5967

media@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray as well as Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brand and performance, visit us at www.diageo.com.
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates and overall market trends are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Diageo does not undertake to update forward-looking statements to reflect any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the US Securities and Exchange Commission.
END

Company	Diageo PLC
TIDM Headline	DGE Transaction in Own Shares
Released	18:00 18-Oct-06
Number	6929K
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,200,000 ordinary shares at a price of 956.68 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 281,211,864 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,760,677,233.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 19-Oct-06
Number	7614K
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 958.72 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	12:12 20-Oct-06
Number	PRNUK-2010
TO: Regulatory Information Service

PR Newswire
RE: CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 20 October 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from The Capital Group Companies, Inc (‘Capital’) that as at 18 October 2006 Capital had, through its legal entities, increased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 141,341,833 Ordinary Shares, representing 5.12 per cent. of the issued share capital. The issued share capital of the Company as at 18 October 2006 was 2,760,677,233 excluding 281,211,864 Ordinary Shares held as Treasury Shares.
20 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:19 20-Oct-06
Number	PRNUK-2010
TO: Regulatory Information Service

     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,002 ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,210,862 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,760,678,235.
20 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:12 25-Oct-06
Number	PRNUK-2510
TO: Regulatory Information Service
       PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
1. Diageo plc (the ‘Company’) announces that it received the following notifications under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985:
(a) on 24 October 2006, that Mr A Morgan, a Person Discharging Managerial Responsibilities, had sold 35,000 Ordinary Shares on 24 October 2006, at a price per share of £9.63.

As a result of the above, Mr Morgan’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 106,908.
(b) on 25 October 2006, that Mr PS Walsh, a director, had exercised options on 23 October 2006 over 200,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 13 September 2000 at a price per share of £5.87 under the Company’s Senior Executive Share Option Plan. Mr Walsh subsequently sold 190,000 Ordinary Shares, on 23 October 2006, at a price per share of £9.65.
Mr Walsh retains beneficial ownership of the balance of 10,000 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 573,436.
2. The Company announces that it received notification on 24 October 2006 from Appleby Trust (Jersey) Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) that they had transferred 200,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 23 October 2006.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 6,260,442 shares.
Directors who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
25 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:59 25-Oct-06
Number	0443L

This announcement replaces the original announcement released on 25/10/06 at 15:45, RNS No: 0424L.
The date should read October 20th and not December 20th as previously stated. All other details remain unchanged.
The amended text appears below
Diageo plc announces that on Friday, October 20th it has purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 957.52 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:27 25-Oct-06
Number	PRNUK-2510
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 444 ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,210,418 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,759,078,679.
25 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:12 27-Oct-06
Number	PRNUK-2710

TO: Regulatory Information Service
       PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
Notification number 1. listed below was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
1. Diageo plc (the ‘Company’) announces that it received notification on 26 October 2006 from Mr PS Walsh, a director, that on 26 October 2006 he exercised options over 50,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 13 September 2000 at a price per share of £5.87 under the Company’s Senior Executive Share Option Plan and sold 47,500 Ordinary Shares at a price per share of £9.805.
Mr Walsh retains beneficial ownership of the balance of 2,500 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 575,936.
2. The Company announces that it received notification on 27 October 2006 from Appleby Trust (Jersey) Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) that they had transferred 50,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 26 October 2006.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 6,210,442 shares.
Directors who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
27 October 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:09 27-Oct-06
Number	1753L
Diageo plc announces that on Thursday, October 26th it has purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,350,000 ordinary shares at a price of 978.44 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:43 27-Oct-06
Number	1863L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,600,000 ordinary shares at a price of 978.41 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:26 30-Oct-06
Number	PRNUK-3010
TO: Regulatory Information Service
     PR Newswire

RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that it received notification today that the following directors, as participants in the Diageo Dividend Reinvestment Plan (the ‘Plan’) received ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of the final dividend paid on 23 October 2006 as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	2,588

NC Rose	5,743

JR Symonds*	98
The Ordinary Shares were purchased on 23, 24 and 25 October 2006 (with a settlement date of 30 October 2006) at an average price of £9.646.
As a result of the above transaction, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	134,806

NC Rose	300,811

JR Symonds*	5,098
* In respect of shares held by spouse
30 October 2006

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 30-Oct-06
Number	2429L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,500,000 ordinary shares at a price of 974.93 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 30-Oct-06
Number	2429L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,500,000 ordinary shares at a price of 974.93 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 31-Oct-06
Number	3251L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities
(Europe) Limited 1,225,000 ordinary shares at a price of 968.44 pence per share.
END